U.S. Securities and Exchange Commission
                  Washington, D.C. 20549
<P>
                      Form 10-SB
<P>
    General form for registration of securities of small business issuers under Section 12(b) or (g) of the
              Securities Exchange Act of 1934
<P>
             i-RealtyAuction.com, Inc.
      (Name of Small Business Issuer in its charter)
<P>

          Delaware                                65-0963722
(State or other jurisdiction of       (I.R.S. Employer Identification No.)
 incorporation or organization)

<P>
          1221 Brickell Avenue, Suite 900
              Miami, Florida 33131
   (Address of principal executive offices) (Zip Code)
<P>
                    (305)358-3678
             (Issuer's telephone number)
<P>
Securities to be Registered Under Section 12(b) of the Act:
                         None
<P>
Securities to be Registered Under Section 12(g) of the Act:
                    Common Stock
                  $.0001 Par Value
                  (Title of Class)
<P>
To simplify the language in this Registration Statement i-RealtyAuction.com, Inc. is referred to herein as "the Company" or "We".
                      PART I
<P>
Item 1. Description of Business.
---------------------------------
<P>
Business Development.
<P>
We were incorporated under the name i-RealtyAuction.com, Inc. in the State of Delaware on November 24, 1999 and are a subsidiary of i-Incubator.com, Inc. (OTCBB: INQU).
<P>
We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.
<P>
Business Overview.
<P>
i-RealtyAuction.com, Inc. (the "Company or "i-Realty") is a development stage company which is completing a specialized online person-to-person trading website dedicated to bringing together residential real estate sellers and buyers. The website will reside at "http://www.i-realtyauction.com" and will attempt to serve as a centralized auction for buyers and sellers to meet, negotiate sales, and consummate transactions directly, thereby bypassing the time and expense of intermediaries. In addition, i-Realty owns the domain names "i-RealtyAuction.com", "i-RealtyAuction.net",
"iRealtyAuction.com" and "iRealtyAuction.net".
<P>
Anticipated sales will be conducted by a traditional rising price auction (the highest bid wins), and will be hosted by the Company. The Company's goal is to create an integrated real estate site for individuals on both sides of the transaction, and thus will offer additional value added services through links to its anticipated strategic partners. i-Realty may also achieve this goal by growing through acquisitions of companies and businesses in complimentary industries.
<P>
In addition to the auction, anticipated products offered through strategic partners will include: mortgage finders and calculators, homeowners insurance, property value analysis, credit reports, hazard reports, moving companies, relocation assistance, property appraisal and inspection, home improvement specialists and image hosting services for showing your property on line.
<P>
Although it is anticipated that users will be required to register prior to posting a home listing or bidding, the Company does not plan to charge for these services in order to attract a critical mass of users to the site. Revenues will be generated from non-refundable listing fees charged to the sellers of the property who want to conduct an auction, partnerships with third-party value added providers, and advertisers on our site. No commission fees shall be paid to the Company upon the sale of any property listed on the site.
<P>
The Company's corporate offices are located at 1221 Brickell Avenue, Suite 900, Miami, Florida 33131. The Company's corporate staff consists of two persons, both experienced in the real estate and the online market. The Company's telephone number is (305) 358-3678.
<P>
Industry Background
<P>
Growth of the Internet and Electronic commerce:
<P>
The Internet is a significant interactive global medium for communication, information and commerce. It is enabling millions of people worldwide to share information, communicate and conduct business electronically. Growth is being driven by the large and growing number of personal computers ("PCs") installed in homes and offices, the decreasing cost of PCs, easier, faster and cheaper access to the Internet, improvements in network infrastructure, the proliferation of Internet content and the increasing familiarity and acceptance of the Internet by businesses and consumers.
<P>
We believe the primary uses of the Internet as a medium of electronic commerce are as follows:
<P>
Business-to-Person Applications.
<P>
A growing number of businesses have been using the Internet as a low-cost sales and distribution channel. Business commerce use of the Internet revolves around both business-to-business and business-to-person transactions. We believe that this interest in online commerce is fueled in part by:
<P>
     -Online Interactivity. Businesses can use the Internet to interact with customers in a real-time personalized transaction experience that provides the business with significant marketing flexibility. On the Internet, a business can frequently adjust its featured selections, pricing and visual presentation. Also, these businesses can display a larger number of products than a traditional store-based or catalog retailer.
<P>
     -Global Scope of the Internet. Businesses that use the Internet as a sales and marketing channel are able to reach and serve a large and geographically diverse customer base electronically from a central location. Also, businesses can easily obtain demographic and related customer data that provides additional opportunities for direct marketing and personalized services.
<P>
     -Decreased Sales Costs. Businesses that use the Internet can access a global market without the high costs associated with additional retail channels. Online retailers and distributors do not have the burden of managing and maintaining multiple retail stores or the significant printing and mailing costs of catalogues.
<P>
     -Reduced Inventory Costs. Many businesses that use the Internet are able to have products shipped to consumers directly by the manufacturers. This reduces inventory costs and decreases exposure to inventory obsolescence.
<P>
Person-to-Person Applications
<P>
Person-to-person trading has traditionally been conducted directly through classified advertisements, collectibles shows, garage sales and flea markets or through intermediaries, such as auction houses and local dealer shops. These markets are highly inefficient and their fragmented, regional nature makes it difficult and expensive for buyers and sellers to meet, exchange information and complete transactions. Also, the localized nature of these markets results in a limited variety and breadth of goods available in any one auction. An Internet-based trading solution offers several advantages over traditional person-to-person trading mediums, such as:
<P>
     - Facilitating the meeting of buyers and sellers, listing items for sale, exchanging information, interacting with each other and consummating transactions.
<P>
     - Allowing buyers and sellers to trade directly with one another, thereby bypassing traditional intermediaries and lowering costs for both parties.
<P>
     - Providing a global marketplace, which gives buyers a broader selection of goods to purchase and sellers the opportunity to sell their goods efficiently to a wider base of buyers.
<P>
     - Offering significant convenience, by allowing trading at all hours and providing continually-updated information.
<P>
We plan on offering person-to-person applications with additional real estate portal services.
<P>
i-RealtyAuction.com Details
<P>
Acquiring Viewer Base
<P>
The first element of our business model is to try to generate an audience/membership. The higher the number of viewers on our web site, the greater our value becomes to potential members, clients and strategic partners. This initiative will hinge on a successful advertising campaign and public relations strategy. The effort should be as targeted and cost effective as possible, since this represents the Company's largest cost allocation. Preliminary advertising channels have been identified, and we anticipate that a membership can be attained. The Company will try to attract individuals who are interested in buying or selling a home by providing a unique auction environment as well as a comprehensive offering of home purchasing and selling services.
<P>
The Auction Process
<P>
Registering
<P>
-Buyers
<P>
While any visitor to our website will be able to browse through our service and view the real estate properties listed for auction, a user will first have to register with us in order to bid on a real estate property. Users will register for free by completing a registration form on our sign up page. The registration form records contact information, mailing address and validates e-mail address. The bidder will then be given an identification number for use when bidding. Once registered, a customer will be able to bid or buy immediately on any of the listed properties.
<P>
-  Sellers
<P>
Registration will be required for all individuals or agents that want to post a home or real estate property on our site. Because there will be a listing fee charged for each listing, the user will have to provide i-Realty with a valid credit card as well as a verified mailing address and e-mail.
<P>
Navigating
<P>
Our site will contain a listing of product categories that will allow for easy exploration of current auctions. Bidders will be able to search for specific real estate properties by browsing through a list of auctions within a category or subcategory of properties and then click through to a product page for a detailed description of a particular home. Each auction will be assigned a unique identifier so that users can easily search for and track specific home auctions.
<P>
The site will also feature a search engine to provide our users with the tools to find a desired home or residence being auctioned on our site. Users will be able to search by specific location, house characteristics (square feet, bedrooms, bathrooms, property size, etc), price range, and specific keyword searches. For example, if a user wanted to find if we were auctioning off a 2 bedroom apartment in New York City, the user could simply enter "Manhattan" and "2 Bedroom" and the search engine would create a list of apartments, including the house identification number and the specific status of the auction. The addition of the search engine will save our users valuable time when they have a specific home in mind.
<P>
Obtaining Information about a Property
<P>
On our website, customers will be able to obtain detailed information on each home which is up for bid. Each property features a specific page containing:
<P>
     - a detailed house/condo/apartment description
     - a full-color image of the space
     - pricing
     - specific owner conditions for the sale outside of
       price
     - length/expiration of auction time
     - bidding increments
     - the item identification number
     - the minimum bid
<P>
Bidding on a Property
<P>
-The buyer
<P>
Once registered, it is anticipated that a customer will be able to bid or buy at will. As bids are received, our website will be instantly updated to display the current high bidder's user name. If a user places a bid, and then another member places a higher bid, the original bidder will receive an e-mail message from i-Realty notifying them that they have been outbid, and will ask them if they would like to make a higher bid.
<P>
i-Realty also plans to offer the "InstaBid" auction feature, which will give users an automated bidding option. The bidder will be asked to specify the maximum amount that she would be willing to spend on a particular property. Once that amount is entered, the InstaBid feature would monitor the bidding activity on a particular property, and would automatically enter higher bids for the user if her previous bid is matched or exceeded by another bidder, up to the maximum dollar amount originally specified by the bidder. This feature will allow potential users greater freedom and time savings when participating in an auction.
<P>
-The seller
<P>
At the start of the auction it is anticipated that each seller/poster will have the option to specify the duration of their auction (up to 30 days), the "reserve price" below which he/she will not sell the property, and the specific bidding increments. If a bidder comes in with an appropriate auction price above the minimum price, then the seller/poster will receive the contact information of the bidder, and will be free to pursue a direct transaction.
<P>
Once the Company brings together the seller with the winning bidder, the transaction is performed between the two respective parties and does not involve the Company.
<P>
Community
<P>
One of our main objectives will be to create a sense of community amongst our users to draw large audiences, encourage repeat visits and keep users engaged, while protecting their privacy and consumer interests. i-Realty is anticipating the creation of a system where each user of the service will have an ability to post comments about other users of the service directly into the target member's profile sections. These profile sections may be viewed by other members. Users will be prevented from leaving comments in their own profile. For example if a bidder recognizes the user name/or number of an individual or agent who has previously posted a home for sale, and they have had a negative experience with the individual, they can post their comments into the sellers profile, and other bidders can access these comments. Conversely, if a seller has had a positive experience with a bidder, they will be able to post comments into the bidder's profile as well. This system will not only promote a sense of community on the site, but may also serve as a deterrent for fraud and abuses.
<P>
Real Estate Portal Products
<P>
The Company's goal is to create an integrated real estate portal for individuals on both sides of the transaction, and offer a one-stop solution for most services related to buying or selling a home. i-Realty anticipates that it will enter into strategic relationships with the top providers of home services and offer links from its site directly to the home pages of our designated partners. Through these anticipated affiliations i-Realty hopes to offer our users with access to the following products:
<P>
     1.Mortgage finders and calculators will provide potential buyers with financing for the purchase;
<P>
     2.Credit reports will allow users to check on the status of their credit as they are considering a home or property purchase;
<P>
     3.Homeowners insurance will provide existing homeowners or potential buyers with protection for their asset;
<P>
     4.Hazard reports will help customers determine the desirability, financability, insurability and potential problems with any property anywhere in the U.S. in moments, via the Web;
<P>
     5.Moving companies will list their services on the i-Realty website, and will allow members to shop around for the most cost effective alternative when it is time to move in or out of their home;
<P>
     6.Relocation assistance services and programs will familiarize users with new areas and facilitate the adjustment process after moving;
<P>
     7.Property appraisal services will allow users to gauge the value of a home if they are buying or selling;
<P>
     8.Property inspection services will be offered to facilitate the closing process;
<P>
     9.Home improvement merchant links will be set up across a full line of products and services for the home;
<P>
     10.Image hosting services will allow sellers to showcase their property on-line with virtual 360-degree views of the space; and
<P>
     11.Utilities will be offered online for all living
needs.
<P>
Revenue
<P>
Listing Fees
<P>
It is anticipated that each seller will be charged a placement fee for each individual auction. In the event that an auction is unsuccessful, the seller will be offered a reduced rate on each ensuing auction that is initiated for the same property. We anticipate selling listing fees in bulk, and working with both individuals who wish to sell their homes, as well as real estate agents and regional real estate brokers with an extensive inventory of properties that may be auctioned on our site.
<P>
Strategic partners
<P>
The partnerships that we anticipate forming with our on-line service providers and merchants who will include a link directly from our website directly to their home page. This type of arrangement is mutually beneficial for both parties. It will provide, a one-stop access to a wide range of real estate services for i-Realty's members, and at the same time bring new customers and revenue to our partners. To date we have not forged any strategic alliances. Because more value is usually placed on customers and revenue, it is anticipated that the Company will be able to derive revenue from these relationships via several different arrangements including CPC, CPA and/or revenue sharing. Depending on the specifics of each partner relationship, one or a combination of these compensation methods may be used. The following is a description of each:
<P>
- Cost Per Click (CPC)
<P>
The intended increase in traffic to each third-party service provided by the Company will enable us to charge each retailer a click-through rate, or a fee for each click called a CPC. This rate will be determined on an individualized basis with each partner. The CPC rate is a fee that is charged every time an i-Realty member clicks on any link to another company's site. This method of generating revenue is directly contingent upon how many members we have, as the probability of an actual click occurring becomes higher with more traffic on our site.
<P>
The CPC rate must be specific for each client or strategic partner, based on their traffic needs. The more existing traffic there is on a site, the less valuable each click is for them. However, for a brand new site the need to generate traffic is more immediate. Consequently, the more established sites will be charged a lower CPC rate.
<P>
- Cost Per Acquisition (CPA)
<P>
In some instances we anticipate that it will make sense to charge a flat fee for each new customer that we deliver to a strategic partner. For example in the case of a mortgage partner, we anticipate receiving a flat fee for each closed mortgage.
<P>
- Revenue Sharing
<P>
For e-commerce partners, we anticipate asking for a fixed percentage of revenues obtained through purchases made by customers that are i-Realty members. The growing memberships may provide opportunities for these businesses to increase their on-line revenues.
<P>
The revenue arrangement will be determined by the strategic partner's industry dynamics relative standing in their respective industry, and marginal value that the partner derives from additional customers and revenues.
<P>
Advertising on i-RealtyAuction.com
<P>
The anticipated traffic on the i-Realty website will also allow for us to receive advertising sales revenues from potential advertisers. Advertising sales on i-Realty is a way that we can possibly generate revenue from a diverse selection of marketplaces. We intend to create a variety of different options and packages for companies that would purchase advertising space on our site. These companies are not limited to the real estate industry, but can come from a variety of related industries including: major banks and credit cards, automobile manufacturers, the travel industry, fitness products and gyms, restaurants and any industry that can benefit from a group of consumers with significant potential spending power.
<P>
These advertisements will be in the format of click-on banners and buttons of varying sizes that will link the viewer directly to the advertisers' home page. The pricing for these ads will be based on a CPM rate, or cost per thousand impressions which the number of times the ad appears on this site. The CPM rate is derived from the number of exclusive viewers on a site at a given time, or how many viewers will actually see the ad. Therefore, the higher i-Realty's membership number, the more its advertising space is in demand. This further outlines our initial priority to draft a large viewer base in order to generate maximum profit from sale of our advertising space. The CPMs i-Realty will charge are also dependent on our members click through rates, and on the individual advertiser. Newer advertisers are willing to pay more for each new customer and would pay a higher rate per click.
<P>
Future Revenue Opportunities
<P>
Future possibilities for generating income include strategic partnerships and/or acquisitions of other auction sites, vertical integration into the real estate brokerage business, horizontal integration into the businesses of our anticipated partners (ie mortgage providers, home insurance, imaging services, etc) or agreements to be the host for other third party auctions.
<P>
Legislation
<P>
Government Regulation
<P>
Our industry is subject to national and local real estate laws. Because we are not a licensed real estate broker, we are prohibited from charging an agents commission on completed real estate transactions. Our revenue model with our members is thus built around auction placement fees as opposed to a percentage of a completed home sale.
<P>
The auction industry is not currently subject to direct federal laws or regulations applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet covering issues such as:
<P>
     - user privacy
     - freedom of expression
     - pricing
     - content and quality of products and services
     - taxation
     - advertising
     - intellectual property rights
     - information security
<P>
The adoption of any such laws or regulations might decrease the rate of growth of Internet use, which in turn could decrease the demand for our services, increase the cost of doing business or in some other manner have a material adverse effect on our business, financial condition and operating results. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.
<P>
State Laws
<P>
Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. Changes to existing laws or the passage of new laws intended to address these issues could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, adversely affecting our business, financial condition and operating results.
<P>
Competition
<P>
There are several direct competitors in this industry, but we believe that there is enough current demand to support another entrant. The competitors include but are not limited to:
<P>
     1.Ziprealty.com offering real time online real estate
       auctions
<P>
     2.AuctionAdvantage.net offering online real estate
       auctions.
<P>
     3.Regional and local offline real estate auctioneers,
       who advertise their auctions on line
<P>
In the future, the Company may encounter competition from other real estate auctions that are still in the process of constructing their websites, but are showing a future commitment to e-commerce for their business. Many of the Company's competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than the Company. There can be no assurance that the Company's competitors will not develop Internet or real estate products and services that are superior to those of the Company or that achieve greater market acceptance than the Company's offerings.
<P>
The Company may also compete with online services and other website operators as well as traditional off-line auctions for a share of advertisers' total advertising budgets. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition. However, auctions over the Internet break down any previously existing boundaries, creating an international marketplace for products. These facts create the ideal opportunity to introduce a web site like i-Realty that combines all aspects of the real estate and auction industry.
<P>
Global Realty Management Group, Inc.
<P>
On December 6, 1999, i-Realty agreed to sell to Global Realty Management an amount equal to thirty percent of the issued and outstanding shares of i-Realty for a purchase price of $30,000 and 500,000 restricted common shares of Global Realty Management Group, Inc. Pursuant to the Agreement, i-Realty owns 500,000 shares of Global Realty Management Group, Inc. (OTCBB:GRMG) which is publicly traded company on the OTC Electronic Bulletin Board.
<P>
Employees
<P>
As of November 1, 2000, the Company employed a total of two persons on a part time basis. In addition, depending on demand, the Company will utilize manpower agencies to contract between additional persons on a temporary, part-time basis. None of the Company's employees are represented by a labor union. The Company believes that its relations with its employees are good.
<P>
Risk Factors
<P>
Limited Operating History/Anticipated Losses.
<P>
The Company was incorporated on November 22, 1999 and has not generated any revenues to date. The Company has no significant assets or financial resources. The Company has been engaged solely in start-up activities and has not commenced material operations in its core business of providing specialized online person-to-person trading website dedicated to bringing together residential real estate sellers and buyers. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company starting a new business enterprise and the highly competitive environment in which the Company will operate. To address these risks, the Company must, among other things, respond to competitive developments; continue to attract, retain and motivate qualified persons, research and develop new technology; and commercialize services incorporating such technologies. There can be no assurance the Company will be successful in addressing these risks or any other risks. The Company has not been in business long enough to make a reasonable judgment as to its future performance. There can be no assurance the Company will be able to successfully implement its business plan, generate sufficient revenue to meet its expenses, operate profitably or be commercially successful.
<P>
The Company anticipates incurring losses during its initial stages of development and expansion. There can be no assurance that the Company will be successful in obtaining revenues in amounts necessary to fund its operations, implement its business strategy or fund possible acquisitions.
<P>
Need for Additional Funds
<P>
The Company's capital requirements to implement its business strategy will be significant. The Company will need additional funds from loans and/or the sale of equity securities. Furthermore, the Company intends to effect future acquisitions with cash and the issuance of debt and equity securities. The cost of anticipated acquisitions may
require the Company to seek additional financing.   The
Company anticipates requiring additional funds in order to fully implement its business plan to significantly expand its operations. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to the Company. There can be no assurance that the Company will be able to obtain financing if and when it is needed on terms the Company deems acceptable. The inability of the Company to obtain financing would have a material adverse effect on the Company's ability to implement its acquisition strategy, and as a result, could require the Company to diminish or suspend its acquisition strategy.
Acquisition Related Risks
<P>
The Company intends, as part of its business strategy to acquire other businesses which are in the industry. Management is unable to predict whether or when any prospective acquisitions will occur or the likelihood of a material transaction being completed on favorable terms and conditions. The Company's ability to finance acquisitions may be constrained by, among other things, its ability to raise additional capital or obtain debt financing. Although the Company has no current plans to incur debt financing, the terms of any future debt financings may significantly limit the Company's ability to incur indebtedness in connection with other acquisitions. In addition, acquisitions of other companies commonly involve certain risks, including, among others: the difficulty of assimilating the acquired operations and personnel; the potential disruption of the Company's ongoing business and diversion of resources and management time; the possible inability of management to maintain uniform standards, controls, procedures and policies; the risks of entering markets in which the Company has little or no direct prior experience; and the potential impairment of relationships with employees or customers as a result of changes in management.
<P>
There can be no assurance that the Company will be able to identify, acquire or profitably manage additional companies or successfully integrate the operations of additional companies into those of the Company without encountering significant delays, costs or other problems. The Company may compete for expansion and acquisition opportunities with other companies who may have greater financial and other resources than the Company. There can be no assurance that any acquisition will be made, that the Company will be able to obtain additional financing needed to finance such acquisitions and, if any acquisitions are so made, that the acquired business will be successfully integrated into the Company's operations or that the acquired business will perform as expected. The Company has no definitive agreement with respect to any acquisition, although from time to time it has discussions with other companies and assesses opportunities on an ongoing basis.
<P>
The Company may also enter into joint venture transactions. These transactions present many of the same risks involved in acquisitions and may also involve the risk that other joint venture partners may have economic, business or legal interests or objectives that are inconsistent with those of the Company. Joint venture partners may also be unable to meet their economic or other obligations, thereby forcing the Company to fulfill these obligations.
<P>
Government Regulation
<P>
The Company's services are subject to significant regulation at the federal and state levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company.
<P>
Government regulation and legal uncertainties could add additional costs to doing business on the Internet. There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing and the characteristics and quality of products and services. For example, the Telecommunications Act of 1996 sought to prohibit transmitting various types of information and content over the Internet. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on those companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership, libel and personal privacy are applicable to the Internet. Any new laws or regulations relating to the Internet or any new interpretations of existing laws could adversely affect our business.
<P>
Probable Change in Control of Management
<P>
A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of another company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his/her participation in the future affairs of the Company.
<P>
Need for Additional Management
<P>
We require additional management, middle management and technical personnel. Our business is dependent on continued services of our key personnel, particularly, Michael D. Farkas, our President and Jamee M. Kalimi, our Vice President and Secretary. However, in order to implement an expanded website program, we must hire additional management and middle management and technical personnel. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees. We have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. There is significant competition for qualified employees in the computer programming and Internet industries. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.
<P>
Liability
<P>
We could face liability for information contained on and communications made through our website. We may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish on our website. These types of claims have been brought, sometimes successfully, against on-line services as well as other print publications in the past. Based on links we provide to other websites, we could also be subject to claims based upon on-line content we do not control that is accessible from our website. Claims may also be based on statements made and actions taken as a result of participation in our chat rooms or as a result of materials posted by citizens on news groups at our website. These claims could result in substantial costs and a diversion of our management's attention and resources, regardless of whether we are successful. Our insurance, which covers commercial general liability, may not adequately protect us against these types of claims.
<P>
We may incur product liability for products sold over the Internet. Consumers may sue us if products that we sell online or which are purchased through our website are defective or injure the user. This type of claim could require us to spend significant time and money in litigation or to pay significant damages. As a result, any legal claims, whether or not successful, could seriously damage our reputation and our business.
<P>
Competition
<P>
Because of our small size, we may have difficulty in competing with major computer, software and Internet companies. All aspects of the Internet market are new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are low, and current and new competitors can easily launch new websites at a relatively low cost using commercially-available software. Our present competitors include nationally-known companies, that have expertise in computer and Internet technology, and a number of other small companies, including those that serve specialty markets. Other major companies have the financial and technical ability to compete aggressively in the market for three-dimensional software products on the Internet. Many, if not all, of these companies have longer operating histories, larger customer bases, greater brand recognition in other business and Internet markets and significantly greater financial, marketing, technical and other resources than we have. Competitive pressures created by any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, results of operations and financial condition, and we can give no assurance that we will be able to compete successfully against current and future competitors.
<P>
We may be unable to respond to the rapid technological change in our industry. The computer and Internet industries are characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. The recent growth of the Internet and intense competition in our industry make these market characteristics more pronounced. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, any enhancements must meet the requirements of our current and prospective users and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our service or infrastructures to adapt to these changes. The failure to offer the most current technologies could have a material adverse effect upon our business. Furthermore, if three-dimensional Internet standards evolve in a manner which is incompatible with out technology, we may not be able to market our technology.
<P>
We cannot insure that we can provide our users with a secure environment. Our website is vulnerable to physical or electronic break-ins, viruses or other problems that affect websites and Internet communication and commerce generally. As e-commerce becomes more prevalent, our customers may become more concerned about security. Although we believe that we can implement reasonable security precautions, security systems can and are sometimes circumvented. The circumvention of our security measures may result in the misappropriation of proprietary information, such as credit card information, or interruptions of our operations. Any security breaches could damage our reputation and expose us to a risk of loss or liability. We may be required to make significant investments in our efforts to protect against and to remedy security breaches. Our failure to address security concerns adequately could materially and adversely affect our business, financial condition and operating results.
<P>
Item 2. Management Discussion and Analysis and Plan of
Operation
-------------------------------------------------------
<P>

                          For the Nine Months     From November 24, 1999
                               ended                  (inception)
                         September 30, 2000         to December 31, 1999
                        ----------------------------------------------------
Development Stage Revenues   $       0              $           0
<P>
Development Stage Expenses    (104,572)                    (4,883)
<P>
Deficit Accumulated During
Development Stage             (104,572)                    (4,883)
<P>

<P>
The following discussion and analysis should be read in conjunction with the financial statements of the Company and the accompanying notes appearing subsequently under the
caption "Financial Statements."  The following discussion
and analysis contains forward-looking statements, which
involve risks and uncertainties.  The Company's actual
results may differ significantly from the results,
expectations and plans discussed in these forward-looking
statements.
<P>
During the past nine months, the Company has spent
considerable time and capital resources defining and
developing its strategic plan for delivering and operating
on line sales and auction technology.
<P>
Development Stage Revenues
<P>
The Company's operations have been devoted primarily to
raising capital for creation of the i-Realty website.  i-
Realty was incorporated in Delaware on November 24, 1999.
Michael D. Farkas is the President and Director and Jamee M Kalimi is the Vice President, Secretary and Director of i-Realty.
<P>
I-Incubator.com, Inc. shall remain the parent company of i-RealtyAuction.com, Inc. as it owns a total of 3,500,000
(70%) shares of its common stock valued at $.0001 per share.
The ability of the Company to achieve its business
objectives is contingent upon its success  in raising
additional capital until adequate revenues are realized from operations.
<P>
Development Stage Expenses
<P>
Development stage expenses increased by $99,689 or 2,041%
from the initial short year ended December 31, 1999. This increase was primarily due to the purchase of a domain name and developing a corporate website. In addition, we have utilized funds engaging various consulting and managerial services in search of licensing, corporate acquisitions and advertising.
<P>
Liquidity and Capital Resources
<P>
Despite capital contributions and related party loans, the Company from time to time experienced cash flow shortages that have slowed the Company growth. During 2000, the consequences of those cash flow shortages has been an increase of accrued expenses and stockholder loans, bringing those figures to $104,572 and $5,000 respectively at
September 30, 2000.
<P>
The Company has primarily financed its activities from loans from a related party.  A significant portion of the loans
has been used to cover working capital needs such as office expense and various consulting and professional fees.
<P>
The Company continues to experience cash flow shortages, and anticipates this continuing through the foreseeable future. Management believes that additional funding will be necessary in order for it to continue as a going concern.
The Company is investigating several forms of private debt
and/or equity financing, although there can be no assurances that the Company will be successful in procuring such
financing or that it will be available on terms acceptable
to the Company.
<P>
Item 3. Description of Property.
--------------------------------
<P>
The Company presently shares office space with i-
Incubator.com, Inc., the majority shareholder of the
Company, in a building located at 1221 Brickell Avenue,
Suite 900, Miami, Florida.  The facility is leased pursuant
to a month to month lease.  The primary tenant is Atlas
Equity Group, Inc. Atlas Equity Group, Inc. subleases the facility to i-Incubator.com, Inc. Michael D. Farkas,
President of i-Realty is the President and sole shareholder
of Atlas Equity Group, Inc.  The landlord is not affiliated
with us.  No rent is being charged to the Company.  We
believe that this space is sufficient for us at this time.
<P>
Item 4. Security Ownership of Certain Beneficial Owners and
        Management.
-----------------------------------------------------------
<P>
As of October 31, 2000, there were 5,000,000 shares of our common stock, $0.0001 par value issued and outstanding. The following tabulates holdings of our shares of common stock by each person who, as of October 31, 2000, holds of record or is known by management to own beneficially more than 5% of our common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite their name.
<P>

Security Ownership of Beneficial Owners (1)(2):
Title of Class     Name & Address              Amount           Percent
--------------------------------------------------------------------------
Common Stock       i-Incubator.com, Inc.      3,500,000          70.00%
                   1221 Brickell Avenue
                   Suite 900
                   Miami, FL 33131
<P>
                   Global Realty              1,500,000          30.00%
                   Management Group, Inc.
                   1221 Brickell Avenue
                   Suite 900
                   Miami, FL 33131
<P>
Security Ownership of Management (2):
<P>
Title of Class     Name & Address               Amount           Percent
---------------------------------------------------------------------------
Common Stock       Michael D. Farkas(3)               0              0
                   294 South Coconut Lane
                   Miami Beach, FL 33139
<P>
                   Jamee M. Kalimi                    0              0
                   3314 Oak Drive
                   Hollywood, Florida
<P>
All directors and executive                           0              0%
officers as a group (2 persons)
<P>

<P>
(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable community property laws.
<P>
(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.
<P>
(3) Michael D. Farkas is a principal shareholder and officer of Global Realty Management Group, Inc. and through his affiliated entities, is the principal shareholder of i-Incubator.com, Inc.
<P>
Item 5. Directors, Executive Officers, Promoters and Control
        Persons.
-----------------------------------------------------------
<P>
Michael D. Farkas, 28, has been the President and Director of the Company since inception. Mr. Farkas has been the Chairman of the Board of Directors and Chief Executive Officer of Wealthhound.com, Inc. a publicly traded company listed on the National Quotations Bureau Pink Sheets (NQB:WLTH) since March 7, 2000. He is Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Director of Global Realty Management Group, Inc. a publicly traded company listed on the OTC Electronic Bulletin Board (OTCBB:GRMG) and is on the Board of Directors of i-Incubator.com, Inc., a publicly traded company listed on the OTC Electronic Bulletin Board. (OTCBB:INQU). Prior to joining WealthHound.com, Mr. Farkas founded Atlas Recreational Holdings which owns a controlling interest in Holiday RV Superstores, Inc., a publicly traded company on Nasdaq (NASDAQ:RVEE). Since 1995, Mr. Farkas has concentrated his business activities on mergers and acquisitions, financial consulting and fund raising primarily in the telecommunications, information technology and other hi-tech ventures through Atlas Equity Group, Inc. and Warrior Equity Partners, Inc.(each of which Mr. Farkas founded and is President). He has also specialized in mergers and acquisitions for various entrepreneurial companies and prior to that served as a financial consultant to several NYSE member firms including Paine Webber and Prudential Securities.
<P>
Jamee M. Kalimi, 32, has been Vice President, Secretary and Director of the Company since inception. She is a marketing and telecommunications expert with a strong ability to create new strategies and business plans. Since 1998, Ms. Kalimi has been President and Director of i-Incubator.com, Inc. a publicly traded company listed on the OTC Electronic Bulletin Board. (OTCBB:INQU). Ms. Kalimi is also President of i-CarAuction.com, Inc., i-AntiqueAuction.com, Inc. and i-Aerobids.com, Inc. and is Vice President and Secretary of i-Teleco.com, Inc. all of which are subsidiaries of i-Incubator.com, Inc. Ms. Kalimi has been heavily involved in the telecommunications industry since 1990, specializing in pay per call services and the marketing of such services. She has an active real estate license in the State of Florida which was obtained in 1995. Prior to working for us, she was an assistant to the President of Atlas Equity Group, Inc. from February 1998 to October 1998. She worked as a Real Estate Sales and Leasing Manager for Sclar Realty from April 1996 to February 1998 and President of AvJam Communications, Inc. from January 1994 to April 1996.
<P>
All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our Board of Directors and each Executive Officer serves at the discretion of our Board of Directors. We do not have any standing committees.
<P>
None of our Officers and/or Directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.
<P>
Item 6. Executive Compensation.
--------------------------------

Name                   Position         Year      Salary  Bonus   Other Stock  Options
----------------------------------------------------------------------------------------
Michael D. Farkas      Pres/Director    2000       $   0      0          0        0
<P>
Jamee M. Kalimi        VP/Sec/Dir       2000       $   0      0          0        0

<P>
Our shareholders may in the future determine to pay Director's fees and reimburse Directors for expenses related to their activities.
<P>
Item 7. Certain Relationships and Related Transactions.
-------------------------------------------------------
<P>
The Company presently shares office space with i-Incubator.com, Inc. in a building located at 1221 Brickell Avenue, Suite 900, Miami, Florida. The facility is leased pursuant to a month to month lease. The primary tenant is Atlas Equity Group, Inc., an affiliated entity. Atlas Equity Group, Inc. subleases the facility to i-Incubator.com, Inc. Michael D. Farkas, President of i-Realty is the President and sole shareholder of Atlas Equity Group, Inc. The landlord is not affiliated with us. No rent is being charged to the Company. We believe that this space is sufficient for us at this time.
<P>
We have not and do not intend to enter into any additional transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are a subsidiary of a parent company, i-Incubator.com, Inc. Since inception, we have not entered into any transactions with promoters other than our officers and directors Michael D. Farkas and Jamee M. Kalimi.
<P>
i-Realty has executed two (2) promissory notes with Atlas Equity Group, Inc. ("Atlas Equity") for a total of $5,000 which Atlas Equity loaned to the Company. On October 25, 2000, Atlas Equity loaned $3,000 which is payable on January 24, 2001 and is accruing interest a the rate of ten (10%) percent per annum. On November 10, 2000, Atlas Equity loaned $2,000 which is payable on February 9, 2001 and is accruing interest at the rate of ten (10%) percent per
annum.   Atlas Equity is owned solely by Michael D. Farkas
who is the President of i-Realty.
<P>
On September 11, 2000, i-Realty entered into an agreement to purchase the domain names "i-RealtyAuction.com", "i-RealtyAuction.net", "iRealtyAuction.com" and
"iRealtyAuction.net" from Michael D. Farkas, the President of i-Realty for $50,000.
<P>
To date the $50,000 has not been paid by i-Realty to Michael
D. Farkas.
<P>
i-Realty owes $50,000 to Envitro.com, Inc. for the creation of the corporate website which to date has not been paid. Envitro.com, Inc., is a wholly owned subsidiary of Wealthhound, Inc. which is a wholly owned subsidiary of Wealthhound.com, Inc. Michael D. Farkas, the President of i-Realty is the Chief Executive Officer and principal shareholder of Wealthhound.com, Inc. In addition, i-Incubator.com, Inc., the parent of i-Realty, is a shareholder of Wealthhound.com, Inc.
<P>
Global Realty Management Group, Inc. owns thirty (30%) percent of the issued and outstanding shares in i-Realty. Michael D. Farkas, President of i-Realty is Executive Vice President, Chief Financial Officer, Treasurer, Secretary and a principal shareholder of Global Realty Management Group, Inc.
<P>
Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. We have not and do not intend in the future to formulate a policy for the resolution of such conflicts.
<P>
Item 8. Description of Securities.
-----------------------------------
<P>
Qualification.
<P>
The following statements constitute brief summaries of our Articles of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of our Articles of Incorporation and Bylaws.
<P>
Common Stock.
<P>
Our Articles of Incorporation authorize us to issue up to 50,000,000 Common Shares, $0.0001 par value per common share and no Preferred Shares. As of October 31, 2000, there are 5,000,000 shares of our common stock outstanding. All outstanding Common Shares are legally issued, fully paid and non-assessable.
<P>
Liquidation Rights.
<P>
Upon our liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.
<P>
Dividend Rights.
<P>
We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Delaware Statutes. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.
<P>
Voting Rights.
<P>
Holders of our Common Shares are entitled to cast one vote for each share held of record at all shareholders meetings for all purposes.
<P>
Other Rights.
<P>
Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.
<P>
There are no other material rights of the common shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of us. We have not issued debt securities.
<P>
                           Part II
<P>
Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.
----------------------------------------------------------
<P>
There is no established public trading market for our securities. After this document is declared effective by the Securities and Exchange Commission, we currently intend to seek a listing on the OTC Electronic Bulletin Board in the United States. Our shares can not trade on the OTC Bulletin Board until all SEC comments relating to this Form 10 have been resolved. Our shares are not and have not been listed or quoted on any exchange or quotation system.
<P>
At October 31, 2000, there were 5,000,000 shares of our common stock issued and outstanding. We have never paid dividends on our shares. We currently intend to retain earnings for use in our business and do not anticipate paying any dividends in the foreseeable future.
<P>
As of the date of this registration, we had two (2) holders of record of our common stock. We currently have one class of common stock outstanding.
<P>
Certain securities herein are restricted securities as defined under Rule 144 of the Securities Act of 1933 and may only be sold under Rule 144 or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities and is not an affiliate of us may sell such securities subject to the Rule 144 provisions. Under Rule 144, directors, executive officers, and persons or entities they control or who control them may sell shares that have satisfied the one year holding period for the restricted securities in an amount limited to, in any three-month period, the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. All sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.
<P>
Penny Stock Considerations.
<P>
Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.
<P>
These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules, and our shareholders will, in all likelihood, find it difficult to sell their securities.
<P>
No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder, in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person in regard to the development of a trading market in any of our securities.
<P>
Item 2. Legal Proceedings.
---------------------------
<P>
We are not a party to any pending legal proceeding, and we are not aware of any contemplated legal proceeding by a governmental authority involving us.
<P>
Item 3. Changes in and Disagreements with Accountants.
-------------------------------------------------------
<P>
During the two most recent fiscal years and the subsequent interim period, we have had no disagreement, resignation or dismissal of the principal independent accountant for the Company. Our accountant at this time is John Abitante, CPA of Berenfeld, Spritzer, Shechter & Sheer, 7700 N. Kendall Drive, Suite 805, Miami, Florida 33156.
<P>
Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------
<P>
The following sets forth information relating to all of our previous sales of securities which were not registered under the Securities Act of 1933.
<P>
i-RealtyAuction.com, Inc. was incorporated in the State of Delaware on November 24, 1999 as a wholly owned subsidiary of i-Incubator.com, Inc. and 700,000 shares were issued to i-Incubator.com, Inc. On December 6, 1999, i-Realty agreed to sell to Global Realty Management an amount equal to thirty percent of the issued and outstanding shares of i-Realty for a purchase price of $30,000 and 500,000 restricted common shares of Global Realty Management Group, Inc. Pursuant to same, 300,000 shares of i-Realty were issued to Global Realty Management Group, Inc. All of the shares described above were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the "Act"). Such shares met the requirements for this exemption since i-Incubator.com, Inc. and Global Realty Management Group, Inc. were qualified in terms of financial sophistication and had access to material information about the Company. On October 10, 2000, the Shareholder and Directors of i-Realty authorized a 5 for 1 forward stock split increasing the amount of outstanding shares owned by i-Incubator.com, Inc. to 3,500,000 and increasing the amount of outstanding shares owned by Global Realty Management Group, Inc. to 1,500,000.
<P>
We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.
<P>
Item 5. Indemnification of Directors and Officers.
------------------------------------------------------
<P>
Our Articles of Incorporation provide that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to us or our shareholders. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.
<P>
                      PART F/S
<P>
                 i-REALTYAUCTION.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                   FINANCIAL STATEMENTS
<P>
                   SEPTEMBER 30, 2000
<P>
                    TABLE OF CONTENTS
<P>
BALANCE SHEETS                                           2
<P>
STATEMENT OF OPERATIONS                                  3
<P>
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY             4
<P>
STATEMENT OF CASH FLOWS                                5-6
<P>
NOTES TO FINANCIAL STATEMENTS                         7-13
<P>

                            i-REALTYAUCTION.COM, INC.
<P>
                         (A DEVELOPMENT STAGE COMPANY)
<P>
                                BALANCE SHEETS
<P>
                                    ASSETS
                                  (UNAUDITED)          (AUDITED)
                                 SEPTEMBER 30,        DECEMBER 31,
                                    2000                  1999
                            ------------------------------------------
CURRENT ASSETS:
<P>
Cash                           $          32          $       317
Note receivable - related party       29,000               29,000
                            ------------------------------------------
TOTAL CURRENT ASSETS           $      29,032          $    29,317
<P>
OTHER ASSETS:
<P>
INVESTMENT IN RELATED PARTY              500                  500
                            ------------------------------------------
TOTAL ASSETS                   $      29,532          $    29,817
<P>
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
<P>
CURRENT LIABILITIES:
<P>
     Accrued expenses payable          7,000                3,500
     Loan and advances payable
       - related parties             100,787                    0
                              -----------------------------------------
     Total Current Liabilities       107,787                3,500
<P>
STOCKHOLDER'S EQUITY:
<P>
     Common Stock,  $.001 par value,
      100,000,000 shares authorized,
      5,000,000 shares issued and
      outstanding                      5,000                5,000
     Additional paid-in capital       26,200               26,200
     Deficit accumulated during
      the development stage         (109,455)              (4,883)
                              ------------------------------------------
      Total Stockholder's Equity
       (Deficit)                     (78,255)              26,317
                              ------------------------------------------
TOTAL LIABILITIES AND
  STOCKHOLDER'S EQUITY (DEFICIT)$     29,532         $     29,817
                              ==========================================
<P>
The accompanying notes are an integral part of these financial statements

<P>

                               i-REALTYAUCTION.COM, INC.
<P>
                            (A DEVELOPMENT STAGE COMPANY)
<P>
                               STATEMENTS OF OPERATIONS
                                  (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
                                 FOR THE NINE          FOR THE NINE        FOR THE PERIOD
                                 MONTHS ENDED          MONTHS ENDED     NOVEMBER 22, 1999
                                 SEPTEMBER 30,         SEPTEMBER 30,      (INCEPTION) TO
                                     2000                 1999          SEPTEMBER 30, 2000
                             -------------------------------------------------------------
DEVELOPMENT STAGE REVENUES       $          0          $           0     $             0
<P>
DEVELOPMENT STAGE EXPENSES:
     Accounting                         2,500                      0               5,000
     Advertising                          737                      0                 737
     Bank charges                         135                      0                 164
     Consulting fees                        0                      0               1,354
     Domain names                      50,000                      0              50,000
     Legal fees                         1,000                      0               2,000
     Licenses and taxes                   200                      0                 200
     Web Design                        50,000                      0              50,000
                             ------------------------------------------------------------
Total development stage expenses      104,572                      0             109,455
                             ------------------------------------------------------------
DEFICIT ACCUMULATED DURING
     THE DEVELOPMENT STAGE     $     (104,572)          $          0          $ (109,455)
                            =============================================================
LOSS PER SHARE:
     Basic                     $      (0.0209)                N/A             $  (0.0219)
                            =============================================================
     Diluted                            N/A                    N/A                  N/A
                            =============================================================
<P>
Weighted-average of common
     shares outstanding             5,000,000                  N/A             5,000,000
                            =============================================================
<P>
The accompanying notes are an integral part of these financial statements

<P>

                                i-REALTYAUCTION.COM, INC.
<P>
                            (A DEVELOPMENT STAGE COMPANY)
<P>
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
<P>
            FOR THE PERIOD NOVEMBER 22, 1999 (INCEPTION) TO SEPTEMBER 30, 2000
                                                                     DEFICIT
                                                                     ACCUMULATED
                                                    ADDITIONAL       DURING THE
                              COMMON STOCK          PAID-IN          DEVELOPMENT
                          SHARES          AMOUNT    CAPITAL          STAGE          TOTAL
                         -----------------------------------------------------------------
Balance, November 22, 1999
     (inception)                  0       $      0   $          0     $      0    $     0
<P>
Restricted Common stock
 issued to related
 party for management
 services                 5,000,000          5,000         26,200            0     31,200
<P>
Deficit accumulated during the
 development stage for the
 period November 22, 1999
 (inception)
 to December 31, 1999             0              0              0            0          0
                         -----------------------------------------------------------------
Balance,
 December 31, 1999        5,000,000          5,000         26,200            0     31,200
<P>
Deficit accumulated during the
 development stage for the nine
 months ended September 30 2000   0              0              0     (104,572)  (104,572)
                         -----------------------------------------------------------------
Balance,
 September 30, 2000       5,000,000        $ 5,000       $ 26,200    $(104,572) $ (73,372)
                         =================================================================
<P>
The accompanying notes are an integral part of these financial statements

<P>

                              i-REALTYAUCTION.COM, INC.
<P>
                          (A DEVELOPMENT STAGE COMPANY)
<P>
                             STATEMENTS OF CASH FLOWS
<P>
                          INCREASE (DECREASE) IN CASH
                               (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
                               FOR THE NINE         FOR THE NINE         FOR THE PERIOD
                               MONTHS ENDED         MONTHS ENDED        NOVEMBER 22 1999
                               SEPTEMBER 30,        SEPTEMBER 30,        (INCEPTION) TO
                                  2000                  1999           SEPTEMBER 30, 2000
                        -----------------------------------------------------------------
OPERATING ACTIVITIES:
<P>
  Deficit accumulated during the
   development stage          $(104,572)           $            0        $      (109,455)
<P>
  Adjustments to reconcile net loss to
   net cash used by operations:
     Common stock issued for
      Management services             0                         0                    700
     Consulting                       0                         0                  1,354
     Increase in accrued
      expenses                    3,500                         0                  7,000
                           --------------------------------------------------------------
      Net Cash Used for
      Operating Activities     (101,072)                        0               (100,401)
                           --------------------------------------------------------------
INVESTING ACTIVITIES:
     Consulting                       0                         0                 (1,354)
     Note receivable -
      I-Incubator.com, Inc.           0                         0                (29,000)
                           --------------------------------------------------------------
     Net Cash Used for
      Investing Activities            0                         0                (30,354)
                           --------------------------------------------------------------
FINANCING ACTIVITIES:
     Proceeds from the issuance
       of common stock                0                         0                  30,000
     Loans and advances payable
       related parties          100,787                         0                 100,787
                           --------------------------------------------------------------
     Net Cash Provided by
       Financing Activities     100,787                         0                130,787
                           --------------------------------------------------------------
INCREASE (DECREASE) IN CASH        (185)                        0                     32
                           --------------------------------------------------------------
CASH, BEGINNING OF PERIOD           317                         0                      0
                           --------------------------------------------------------------
CASH, END OF PERIOD           $      32             $           0          $          32
                           ==============================================================
<P>
The accompanying notes are an integral part of these financial statements

<P>
                i-REALTYAUCTION.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                  STATEMENTS OF CASH FLOWS
<P>
       FOR THE PERIOD NOVEMBER 22, 1999 (INCEPTION)
                  TO SEPTEMBER 30, 2000
<P>
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
<P>
     During the period from November 22, 1999 (inception) to September 30, 2000, the Company did not pay any interest.
<P>
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES
<P>
     The Company entered into the following non-cash transaction:
<P>
The Company issued 3,500,000 shares of common stock in consideration of management services to I-Incubator.com, Inc. formerly known as Master Communications, Corp. The transaction was valued at$700. (see note 8 and 9).
<P>
The Company issued 1,500,000 shares in exchange for $30,000 and 500,000 common shares of Global Realty Management Group, Inc. valued at $500 (see note 5 and 9).
<P>

                        i-REALTYAUCTION.COM, INC.
             COMPUTATION OF WEIGHTED AVERAGE NUMBER OF SHARES
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                       INCREASE                               DAYS                 SHARE
DATE                   DECREASE          OUTSTANDING          OUTSTANDING          DAYS
-----------------------------------------------------------------------------------------
January 1, 2000              0           5,000,000            273          1,365,000,000
<P>
September 30, 2000           0           5,000,000              0                      0
<P>
September 30, 2000                                            273          1,365,000,000
                       ==================================================================
WEIGHTED SHARES      5,000,000
<P>

                             i-REALTYAUCTION.COM, INC.
                   COMPUTATION OF WEIGHTED AVERAGE NUMBER OF SHARES
                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                       INCREASE                               DAYS                 SHARE
DATE                   DECREASE          OUTSTANDING          OUTSTANDING          DAYS
-----------------------------------------------------------------------------------------
December 2, 1999              0           5,000,000           29            145,000,000
<P>
December 31, 1999             0           5,000,000          274          2,740,000,000
<P>
September 30, 2000                        5,000,000            0                      0
                    =====================================================================
WEIGHTED SHARES            5,000,000
<P>

<P>
                  i-REALTYAUCTION.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                NOTES TO FINANCIAL STATEMENTS
<P>
                   SEPTEMBER 30, 2000
<P>
NOTE 1 -       NATURE OF ORGANIZATION AND SUMMARY OF
               SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------
<P>
ORGANIZATION
<P>
i-RealtyAuction.com, Inc. ("the Company"), was incorporated on November 22, 1999 under the laws of the state of Delaware. The Company's operations have been devoted primarily to structuring and positioning itself to take advantage of opportunities available in the internet industry. The Company intends to grow through internal development, strategic alliances and acquisitions of
existing businesses.   The Company has the authority to
issue 100,000,000 shares of common stock. The Company is a development stage company and has had limited activity.
<P>
MANAGEMENT DECISION NOT TO CONSOLIDATE
<P>
Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority Owned Subsidiaries", encourages the use of consolidated financial statements between a parent company and its subsidiaries unless:
<P>
    a.     Control is likely to be temporary,
    b.     Control does not rest with the majority
           owner(s), or
    c. Minority shareholders have certain approval or veto rights that allow them to exercise significant control over major management decisions in the ordinary course of business.
<P>
The management of i-Incubator.com, Inc. ("Incubator") intends to spin off the Company and believes that its control is temporary. Therefore, management believes that separate financial statements are appropriate and properly reflect current operating results.
<P>
USE OF ESTIMATES
<P>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and for the reporting period. Accordingly, actual results could differ from those estimates.
<P>
CASH AND CASH EQUIVALENTS
<P>
For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
<P>
NOTE 1 -       NATURE OF ORGANIZATION AND SUMMARY OF
               SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
-------------------------------------------------------
<P>
CARRYING VALUES
<P>
The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment. Whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable, the Company will reduce the carrying value of the assets and charge operations in the period the impairment occurs.
<P>
INCOME TAXES
<P>
The Company utilizes SFAS No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The accompanying financial statements have no provisions for deferred tax assets or liabilities because the deferred tax allowance offsets the deferred tax asset in its entirety.
<P>
NET LOSS PER SHARE
<P>
The Company has adopted SFAS No. 128 "Earnings Per Share". Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed in a manner similar to the basic loss per share, except that the weighted-average number of shares outstanding is increased to include all common shares, including those with the potential to be issued by virtue of warrants, options, convertible debt and other such convertible instruments. Diluted earnings per share contemplates a complete conversion to common shares of all convertible instruments, only if they are dilutive in nature
with regards to earnings per share.   Since the Company has
incurred a net loss since its inception and there are no convertible instruments, basic loss per share and diluted loss per share are the same.
<P>
FAIR VALUE OF FINANCIAL INSTRUMENTS
<P>
SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments. The Company's management, using available market information and other valuation methods, has determined the estimated fair value amounts of its financial instruments. However, considerable judgment is required to interpret market data in developing estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.
<P>
NOTE 1 -       NATURE OF ORGANIZATION AND SUMMARY OF
               SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
------------------------------------------------------
<P>
STOCK COMPENSATION
<P>
The Company has adopted SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 123 encourages the use of the fair market method to account for transactions involving stock based compensation that are entered into for fiscal years beginning after December 15, 1995. Under the fair value method, the issuance of equity instruments to non-employees in exchange for goods or services should be accounted for based on the fair value of the goods or services received or the fair value of the income instruments issued, whichever is more reliably measured.
<P>
NOTE 2 -       RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------
<P>
In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This SFAS requires companies to classify items of other comprehensive income by their nature in financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 130 does not affect the Company's financial statements.
<P>
In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information". This SFAS established additional standards for segment reporting in financial statements and is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 131 does not affect the Company's financial statements.
<P>
In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting for Costs of Start-Up Activities" ("SOP 98-5"). Pursuant to this statement, the Company is required to expense all start-up costs related to new operations.
<P>
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for financial statements issued for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Management believes that SFAS No. 133 does not affect the Company's financial statements.
<P>
SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by Mortgage Banking Enterprises", is effective for financial statements issued in the first fiscal quarter beginning after December 15, 1998. This SFAS does not affect the Company's financial statements.
<P>
NOTE 2 -       RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
              (CONT'D)
---------------------------------------------------------
<P>
SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections", is effective for financial statements issued for fiscal years beginning February, 1999. This SFAS does not affect the Company's financial statements.
<P>
NOTE 3 -       DEVELOPMENT STAGE OPERATIONS AND GOING
               CONCERN MATTERS
-----------------------------------------------------
<P>
The Company's initial activities have been devoted to developing a business plan, negotiating contracts and raising capital for future operations and administrative functions.
<P>
The ability of the Company to achieve its business objectives is contingent upon its success in raising additional capital until such time as adequate revenues are realized from operations.
<P>
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, development stage losses from November 22, 1999 (inception) to September 30, 2000 aggregated ($109,455). The Company's cash flow requirements during this period have been met by contributions of capital and debt financing. No assurance can be given that these sources of financing will continue to be available. If the Company is unable to generate profits, or unable to obtain additional funds for its working capital needs, it may have to cease operations.
<P>
The financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.
<P>
NOTE 4 -       NOTE RECEIVABLE - RELATED PARTY
-----------------------------------------------
<P>
During the period ended December 31, 1999 the Company made a loan to Incubator, its controlling shareholder, in the amount of $29,000. The note is unsecured and does not bear interest.
<P>
NOTE 5 -       INVESTMENT - RELATED PARTY
-----------------------------------------
<P>
The Company received 500,000 shares of restricted common in Global Realty Management Group, Inc. ("Global") in connection with the issuance of 300,000 shares of the Company's common stock at inception. This investment is carried at cost at its original value of $500 (see note 9).
<P>
NOTE 6 -     DEFERRED INCOME TAXES
------------------------------------
<P>
The Company has a carry-forward loss for income tax purposes of $109,455 that may be offset against future taxable income. The carry-forward loss expires at various times through the year 2019. Due to the uncertainty regarding the success of future operations, management has valued the deferred tax asset allowance at 100% of the related deferred tax asset. The deferred tax asset and valuation allowance as of September 30, 2000 and December 31, 1999 were as follows:

                                      2000          1999
                                    ----------------------------
Deferred tax assets arising         $    16,450      $       750
<P>
Less:  Valuation allowance              (16,450)            (750)
<P>
Net Deferred Tax Asset              $         0      $         0

<P>
NOTE 7 -     ACCRUED EXPENSES
-----------------------------
<P>
Accrued expenses at September 30, 2000 and
December 31, 1999 were as follows:

                                           2000                 1999
                                     -----------------------------------
Accrued professional fees            $    7,000             $    3,500
<P>
Total accrued liabilities            $    7,000             $    3,500
<P>

<P>
NOTE 8 -       RELATED PARTY TRANSACTIONS
------------------------------------------
<P>
The Company has received funds from i-Incubator.com, Inc. to meet various working capital requirements. These loans and advances are non-interest bearing and due on demand.
<P>
On September 1, 2000, the Company entered into an agreement with Michael D. Farkas, a related party to purchase two domain names, iRealtyAuction.com and iRealtyAuction.net, for $50,000.
<P>
On September 1, 2000, the Company entered into an agreement with Envitro.com, Inc., a related party, to design and construct a web page for $50,000.
<P>
NOTE 9 -       STOCKHOLDER'S EQUITY
-----------------------------------
<P>
On December 2, 1999, the Company issued 700,000 restricted common shares to Incubator, formerly known as Master Communications Corp., in consideration for management services valued at $700. Incubator is deemed to be a founder and affiliate of the Company.
<P>
On December 2, 1999, the Company issued 300,000 restricted common shares to Global in exchange for $30,000 and 500,000 restricted common shares of Global valued at $500. Global is deemed to be a founder and affiliate of the Company.
<P>
NOTE 10 -       SUBSEQUENT EVENTS
-----------------------------------
<P>
On October 10, 2000, the Company authorized a 5:1 forward split of the Company's outstanding common stock $.001 par value. This transaction has been given retroactive effect to November 22, 1999. After the split there were 5,000,000 restricted shares issued and outstanding with a par value of $.001.
<P>
On October 25, 2000, the Company executed a note payable to Atlas Equity Group, Inc., a related party, the principal sum of $3,000 at a rate of 10% per annum. The entire principal amount and accrued interest in due and payable on January 24, 2001.
<P>
                  i-REALTYAUCTION.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                   FINANCIAL STATEMENTS
<P>
                    DECEMBER 31, 1999
<P>
                    TABLE OF CONTENTS
<P>
INDEPENDENT AUDITORS' REPORT                             1
<P>
BALANCE SHEETS                                           2
<P>
STATEMENT OF OPERATIONS                                  3
<P>
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY             4
<P>
STATEMENT OF CASH FLOWS                                5-6
<P>
NOTES TO FINANCIAL STATEMENTS                         7-13
<P>
              INDEPENDENT AUDITORS' REPORT
<P>
To the Stockholder and
 Board of Directors
i-RealtyAuction.com, Inc.
(a development stage company)
Miami, Florida
<P>
We have audited the accompanying balance sheets of i-RealtyAuction.com, Inc., (a development stage company), as of December 31, 1999 and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the periods November 22, 1999 (inception) to December 31,1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
<P>
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of
material misstatement.   An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe the audits provide a reasonable basis for our opinion.
<P>
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of i-RealtyAuction.com, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the years then ended, and for the cumulative period November 22, 1999 (inception) in conformity with generally accepted accounting principles.
<P>
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company. The realization of its assets is dependent upon its ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.
<P>
Berenfeld, Spritzer, Shechter and Sheer
Miami, Florida
September 18, 2000
<P>

                            i-REALTYAUCTION.COM, INC.
<P>
                         (A DEVELOPMENT STAGE COMPANY)
<P>
                                BALANCE SHEETS
<P>
                              DECEMBER 31, 1999
<P>
                                    ASSETS
                                                       DECEMBER 31,
                                                          1999
                                                      -----------------
CURRENT ASSETS:
<P>
Cash                                                  $       317
Note receivable - related party                            29,000
                                                      ---------------------------------
TOTAL CURRENT ASSETS                                  $    29,317
<P>                                                   =================================
OTHER ASSETS:
<P>
INVESTMENT IN RELATED PARTY                                   500
                                                      ---------------------------------
TOTAL ASSETS                                               29,817
<P>
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
<P>
CURRENT LIABILITIES:
<P>
     Accrued expenses payable                               3,500
                              ----------------------------------------------------------
<P>
STOCKHOLDER'S EQUITY (DEFICIT):
<P>
     Common Stock,  $.001 par value,
      100,000,000 shares authorized,
      1,000,000 shares issued and
      outstanding respectively                              1,000
     Additional paid-in capital                            30,200
     Deficit accumulated during
      the development stage                                (4,883)
                              ----------------------------------------------------------
      Total Stockholder's Equity
       (Deficit)                                           26,317
                              ----------------------------------------------------------
TOTAL LIABILITIES AND
  STOCKHOLDER'S EQUITY (DEFICIT)$                     $    29,817
                              ==========================================================
<P>
The accompanying notes are an integral part of these financial statements

                               i-REALTYAUCTION.COM, INC.
<P>
                            (A DEVELOPMENT STAGE COMPANY)
<P>
                               STATEMENTS OF OPERATIONS
                  FOR THE PERIOD NOVEMBER 22, 1999 (INCEPTION)
                                TO DECEMBER 31, 1999
DEVELOPMENT STAGE REVENUES       $          0
                             -------------------------
DEVELOPMENT STAGE EXPENSES:
     Amortization                       1,354
     Accounting                         2,500
     Bank charges                          29
     Legal fees                         1,000
                             -------------------------
Total development stage expenses        4,883
                             -------------------------
DEFICIT ACCUMULATED DURING
     THE DEVELOPMENT STAGE     $       (4,883)
                            ===========================
LOSS PER SHARE:
     Basic                     $      (0.0049)
                            ===========================
     Diluted                            N/A
                            ===========================
<P>
Weighted-average of common
     shares outstanding             1,000,000
                           ============================
<P>
The accompanying notes are an integral part of these financial statements

                              i-REALTYAUCTION.COM, INC.
<P>
                            (A DEVELOPMENT STAGE COMPANY)
<P>
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
<P>
            FOR THE PERIOD NOVEMBER 22, 1999 (INCEPTION) TO DECEMBER 31, 1999
                                                                     DEFICIT
                                                                     ACCUMULATED
                                                    ADDITIONAL       DURING THE
                              COMMON STOCK          PAID-IN          DEVELOPMENT
                          SHARES          AMOUNT    CAPITAL          STAGE          TOTAL
                         -----------------------------------------------------------------
Balance, November 22, 1999
     (inception)                  0       $      0   $          0     $      0    $     0
<P>
Common stock issued to related
 party for management
 services                 1,000,000          1,000         30,200            0     31,200
<P>
Deficit accumulated during the
 development stage for the
 period November 22, 1999
 (inception)
 to December 31, 1999             0              0              0       (4,883)    (4,883)
                         -----------------------------------------------------------------
Balance,
 December 31, 1998        1,000,000          1,000         30,200       (4,883)    26,317
                         =================================================================
<P>
The accompanying notes are an integral part of these financial statements

<P>

                              i-REALTYAUCTION.COM, INC.
<P>
                          (A DEVELOPMENT STAGE COMPANY)
<P>
                             STATEMENTS OF CASH FLOWS
<P>
                   FOR THE PERIOD NOVEMBER 22, 1999 (INCEPTION)
<P>
                             TO DECEMBER 31, 1999
<P>
                          INCREASE (DECREASE) IN CASH
OPERATING ACTIVITIES:
<P>
  Deficit accumulated during the
   development stage                        $       (4,883)
<P>
  Adjustments to reconcile net loss to
   net cash used by operations:
     Amortization                                    1,354
     Common stock issued for
      management services                              700
     Increase in accrued expenses                    3,500
                           ------------------------------------
      Net Cash Used for
      Operating Activities                             671
                           ------------------------------------
INVESTING ACTIVITIES:
     Organizational costs                           (1,354)
     Note receivable - i-Incubator.com, Inc.       (29,000)
                           ------------------------------------
     Net Cash Used for
      Investing Activities                         (30,354)
                           ------------------------------------
FINANCING ACTIVITIES:
     Proceeds from the issuance
      of common stock                               30,000
                           ------------------------------------
     Net Cash Provided by
       Financing Activities                         30,000
                           -------------------------------------
INCREASE IN CASH                                       317
                           -------------------------------------
CASH, NOVEMBER 22, 1999                                  0
                           -------------------------------------
CASH, DECEMBER 31, 1999                      $         317
                           =====================================
<P>
The accompanying notes are an integral part of these financial statements

<P>
                  i-REALTYAUCTION.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                  STATEMENTS OF CASH FLOWS
<P>
          FOR THE  PERIOD NOVEMBER 22, 1999 (INCEPTION)
                    TO DECEMBER 31, 1999
<P>
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
<P>
     During the period the Company did not pay any interest
or income taxes.
<P>
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES
<P>
     The Company entered into the following non-cash
transaction:
<P>
     The Company issued 700,000 shares of common stock in consideration for management services to I-Incubator.com, Inc. formerly known as Master Communications, Corp. The transaction was valued at $700. (see note 7).
<P>
     The Company issued 500,000 common shares of Global Realty Management Group, Inc. The transaction was valued at $500 (Note 7).
<P>
<P>
                  i-REALTYAUCTION.COM, INC.
<P>
                (A DEVELOPMENT STAGE COMPANY)
<P>
                NOTES TO FINANCIAL STATEMENTS
<P>
                     DECEMBER 31, 1999
<P>
NOTE 1 -  NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES
-----------------------------------------------------------
<P>
ORGANIZATION
<P>
i-realtyAuction.com, Inc. ("the Company"), was
incorporated on November 2, 1999, under the laws of the State of Delaware. The Company's operations have been devoted primarily to structuring and positioning itself to take advantage of opportunities available in the internet industry. The Company intends to grow through internal development, strategic alliances and acquisitions of
existing business.   The Company has the authority to issue
100,000,000 shares of common stock and intends to develop an auction website devoted entirely to aviation related parts and accessories. The Company is a development stage company and has had limited activity.
<P>
MANAGEMENT DECISION NOT TO CONSOLIDATE
<P>
Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority Owned Subsidiaries", encourages the use of consolidated financial statements between a parent company and its subsidiaries unless:
<P>
     a.     Control is likely to be temporary,
     b.     Control does not rest with the majority
            owner(s), or
     c. Minority shareholders have certain approval or veto rights that allow them to exercise significant control over major management decisions in the ordinary course of business.
<P>
The management of i-Incubator.com, Inc. ("Incubator") intends to spin off the Company and believes that its control is temporary. Therefore, management believes that separate financial statements are appropriate and properly reflect current operating results.
<P>
                 i-REALTYAUCTION.COM, INC.
<P>
              (A DEVELOPMENT STAGE COMPANY)
<P>
               NOTES TO FINANCIAL STATEMENTS
<P>
                    DECEMBER 31, 1999
<P>
NOTE 1 -  NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES
-----------------------------------------------------------
<P>
USE OF ESTIMATES
<P>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and for the reporting period. Accordingly, actual results could differ from those estimates.
<P>
CASH AND CASH EQUIVALENTS
<P>
For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
<P>
CARRYING VALUES
<P>
The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment. Whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable, the Company will reduce the carrying value of the assets and charge operations in the period the impairment occurs.
<P>
INCOME TAXES
<P>
The Company utilizes SFAS No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when
<P>
                  i-REALTYAUCTION.COM, INC.
<P>
             (A DEVELOPMENT STAGE COMPANY)
<P>
              NOTES TO FINANCIAL STATEMENTS
<P>
                    DECEMBER 31, 1999
<P>
NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
-----------------------------------------------------------
<P>
INCOME TAXES (CONT'D)
<P>
necessary to reduce deferred tax assets to the amount expected to be realized. The accompanying financial statements have no provisions for deferred tax assets or liabilities because the deferred tax allowance offsets the deferred tax asset in its entirety.
<P>
NET LOSS PER SHARE
<P>
The Company has adopted SFAS No. 128 "Earnings Per Share". Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed in a manner similar to the basic loss per share, except that the weighted-average number of shares outstanding is increased to include all common shares, including those with the potential to be issued by virtue of warrants, options, convertible debt and other such convertible instruments. Diluted earnings per share contemplates a complete conversion to common shares of all convertible instruments, only if they are dilutive in nature
with regards to earnings per share.   Since the Company has
incurred net losses since its inception and there are no convertible instruments, basic loss per share and diluted loss per share are the same.
<P>
FAIR VALUE OF FINANCIAL INSTRUMENTS
<P>
SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments. The Company's management, using available market information and other valuation methods, has determined the estimated fair value amounts of its financial instruments. However, considerable judgment is required to interpret market data in developing estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.
<P>
                i-REALTYAUCTION.COM, INC.
<P>
             (A DEVELOPMENT STAGE COMPANY)
<P>
              NOTES TO FINANCIAL STATEMENTS
<P>
                   DECEMBER 31, 1999
<P>
NOTE 2 -  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
---------------------------------------------------
<P>
In June, 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This SFAS requires companies to classify items of other comprehensive income by their nature in financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 130 does not affect the Company's financial statements.
<P>
In June, 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information". This SFAS established additional standards for segment reporting in financial statements and is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 131 does not affect the Company's financial statements.
<P>
In April, 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting for Costs of Start-Up Activities" ("SOP 98-5"). Pursuant to this statement, the Company is required to expense all start-up costs related to new operations.
<P>
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for financial statements issued for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Management believes that SFAS No. 133 does not affect the Company's financial statements.
<P>
SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by Mortgage Banking Enterprises", is effective for financial statements issued in the first fiscal quarter beginning after December 15, 1998. This SFAS does not affect the Company's financial statements.
<P>
                i-REALTYAUCTION.COM, INC.
<P>
             (A DEVELOPMENT STAGE COMPANY)
<P>
             NOTES TO FINANCIAL STATEMENTS
<P>
                  DECEMBER 31, 1999
<P>
NOTE 2 -  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT'D)
-----------------------------------------------------------
<P>
SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections", is effective for financial statements issued for fiscal years beginning February, 1999. This SFAS does not affect the Company's financial statements.
<P>
NOTE 3 -  DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN
          MATTERS
---------------------------------------------------------
<P>
The Company's initial activities have been devoted to developing a business plan, negotiating contracts and raising capital for future operations and administrative functions.
<P>
The ability of the Company to achieve its business objectives is contingent upon its success in raising additional capital until such time as adequate revenues are realized from operations.
<P>
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, development stage losses from November 22, 1999 (inception) to December 31, 1999 aggregated ($4,883). The Company's cash flow requirements during this period have been met by contributions of capital and debt financing. No assurance can be given that these sources of financing will continue to be available. If the Company is unable to generate profits, or unable to obtain additional funds for its working capital needs, it may have to cease operations.
<P>
The financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.
<P>
                 i-REALTYAUCTION.COM, INC.
<P>
              (A DEVELOPMENT STAGE COMPANY)
<P>
               NOTES TO FINANCIAL STATEMENTS
<P>
                    DECEMBER 31, 1999
<P>
NOTE 4 -     NOTE RECEIVABLE - RELATED PARTY
--------------------------------------------
<P>
During the period ended December 31, 1999, the Company made a loan to Incubator, its controlling shareholder, in the amount of $29,000. The note is unsecured and does not bear interest.
<P>
NOTE 5 -     DEFERRED INCOME TAXES
------------------------------------
<P>
The Company has a carry-forward loss for income tax purposes of $1,552 that may be offset against future taxable income. The carry-forward loss expires at various times through the year 2019. Due to the uncertainty regarding the success of future operations, management has valued the deferred tax asset allowance at 100% of the related deferred tax asset. The deferred tax asset and valuation allowance as of December 31, 1999 were as follows:

                                                          1999
                                       ----------------------------------------
Deferred tax assets arising                         $       750
 from net operating loss
<P>
Less:  Valuation allowance                                 (750)
                                       ----------------------------------------
Net Deferred Tax Asset                              $         0
                                       ========================================

<P>
NOTE 6 -     ACCRUED EXPENSES
-----------------------------
<P>
Accrued expenses at December 31, 1999 are as follows:
<P>
Accrued accounting fees $   2,500
Accrued legal fees          1,000
                        -----------
Total                   $   3,500
                        ===========
<P>
NOTE 7 -     STOCKHOLDERS' EQUITY
----------------------------------------------
<P>
On December 2, 1999, the Company issued 700,000 restricted common shares to Incubator, formerly known as Master Communications Corp., in consideration for management services valued at $700. Incubator is deemed to be a founder and affiliate of the Company.
<P>
On December 2, 1999, the Company issued 300,000 restricted common shares to Global Realty Management Group, Inc. ("Global"), in exchange for $30,000 and 500,000 common shares of Global valued at $500. Global is deemed to be a founder and affiliate of the Company.
<P>
                      PART III
<P>
Item 1.  Index to Exhibits
<P>
Exhibit Number          Description
<P>
Exhibit 3(i)            Articles of Incorporation
<P>
Exhibit 3(ii)           By-laws
<P>
                     Signatures
<P>
In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
<P>
                       I-REALTYAUCTION.COM, INC.
<P>
                       /s/ Michael D. Farkas
                       -----------------------------
                       By: MICHAEL D. FARKAS
                       Title: President and Director
<P>
Date: November 30, 2000